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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                        MERCANTILE STORES COMPANY, INC.

                           (Name of Subject Company)

                        MERCANTILE STORES COMPANY, INC.
                       (Name of Person Filing Statement)
                   COMMON STOCK, PAR VALUE $.14 2/3 PER SHARE
                         (Title of Class of Securities)
                                  587533 10 0
                    ((CUSIP) Number of Class of Securities)
                                DAVID L. NICHOLS
                            CHIEF EXECUTIVE OFFICER
                        MERCANTILE STORES COMPANY, INC.
                                9450 SEWARD ROAD
                             FAIRFIELD, OHIO 45016
                                 (513) 881-8000
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications
                   on Behalf of the Person Filing Statement)
                                    COPY TO:
                           RUSSELL B. RICHARDS, ESQ.
                                KING & SPALDING
                              191 PEACHTREE STREET
                          ATLANTA, GEORGIA 30303-1763
                                 (404) 572-4600

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
ITEM 1. SECURITY AND SUBJECT COMPANY

    The name of the subject company is Mercantile Stores Company, Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is 9450 Seward Road, Fairfield, Ohio 45016. The title of the equity securities to which this Statement relates is the Common Stock, par value
$.14 2/3 per share, of the Company (the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER

    This Statement relates to a tender offer disclosed in the Tender Offer Statement on Schedule 14D-1, dated May 21, 1998 (the "Schedule 14D-1"), of MSC Acquisitions, Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Dillard's, Inc., a Delaware corporation ("Parent"), to purchase all the issued and outstanding Shares at $80.00 per Share (the "Offer Price"), net to the seller in cash (the "Offer"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 21, 1998 and the related Letter of Transmittal (which together constitute the "Offer Documents"). The principal executive offices of the Purchaser and Parent are located at 1600 Cantrell Road, Little Rock, Arkansas 72201.

    The Offer is being made pursuant to an Agreement and Plan of Merger dated as of May 16, 1998 among the Purchaser, Parent and the Company (the "Merger Agreement"), which provides, among other things, for the making of the Offer by the Purchaser and, subject to the conditions and upon the terms of the Merger Agreement, for the subsequent Merger of the Company and the Purchaser (the "Merger").

    Stockholders of the Company representing approximately 40% of the issued and outstanding Shares of the Company (the "Locked-Up Stockholders") have contractually agreed, among other things, to tender their Shares in the Offer, provide Parent with an irrevocable proxy and grant an option at the $80.00 Offer Price.

ITEM 3. IDENTITY AND BACKGROUND

    (a) The name and address of the Company, which is the person filing this statement, are set forth above in Item 1.

    (b) (1) The following describes material contracts, agreements, arrangements or understandings and any actual or potential conflict of interest between the Company or its affiliates and the Company, its executive officers, directors or affiliates:

    Certain contracts, agreements, arrangements or understandings between the Company and certain of its directors, executive officers or affiliates are described in the sections entitled "Stock Ownership of Certain Beneficial Owners," "Stock Ownership of Management," Management Remuneration," and "Transactions with Management and Others" in the Company's proxy statement dated April 24, 1998 for its 1998 Annual Meeting of Stockholders (the "1998 Proxy Statement"). A copy of such sections of the 1998 Proxy Statement are filed as Exhibit (c)(1) hereto.

    Certain other contracts, agreements or understandings between the Company and certain of its directors and executive officers are described below:

    The Compensation Committee approved an Incentive Performance Plan (the "Incentive Plan") on March 14, 1998. The Incentive Plan provides for the award of up to $3 million to five key executives (the "Covered Executives") of the Company. The purpose of the Incentive Plan is to encourage the Covered Executives to use their best efforts to assist the Board to pursue one or more strategic alternatives potentially available to the Company.

    If the Board pursues such alternatives, the Covered Executives will provide all assistance the Board requests throughout the strategic process, and if a transaction is approved by the Board and is consummated (an "Approved Transaction"), the Covered Executives will continue to provide assistance for a period of ninety days after such consummation. If and when an Approved Transaction is consummated, then it would be the expectation that the Board would elect to pay the full amount authorized under the Plan to the Covered Executives.

    The awards under the Incentive Plan are in addition to certain payments to which Covered Executives are entitled under certain severance protection agreements (the "Severance Protection Agreements"). If a Covered Executive is terminated following a change of control, the Covered Executive is entitled to receive (i) the Incentive Plan award, (ii) any amount under the Covered Executive's Severance Protection Agreement and (iii) an additional amount sufficient to insure that the Covered Executive receives no more or no less than the Covered Executive would have received if the payments in (i) and (ii) had not been taxable under Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"). If a Covered Executive voluntarily terminates his employment after a change of control under certain conditions, the Covered Executive is entitled to certain payments equaling at least the amounts in (i) and (ii) in this paragraph.

    In addition, under the Incentive Plan the Company must in certain events pay a "Gross-Up Payment" (as defined therein) to any covered associate with respect to any payment to be made thereunder, under the Severance Protection Agreements, or in respect of the Company's 1996 Stock Option Plan.

    (2) The following describes material contracts, agreements, arrangements or understandings and any actual or potential conflict of interest between the Company or its affiliates and the Purchaser, its executive officers, directors or affiliates:

    In connection with the Offer, (i) the Company has entered into the Merger Agreement with Parent and the Purchaser, (ii) the Locked-up Stockholders and Parent have entered into a Stockholders Agreement, dated as of May 16, 1998 (the "Stockholder Agreement"), (iii) Parent has entered into separate Agreements and Plans of Merger with Minot Mercantile Corporation ("Minot Mercantile") and Woodbank Mills, Inc. ("Woodbank Mills"; individually, and with Minot Mercantile, a "PHC"), respectively, each of which is a personal holding corporation operated by certain of the Locked-Up Stockholders (such agreements, the "PHC Merger Agreements) and (iv) Parent has entered into separate Proxy and Indemnification Agreements with holders of no less than 70% of the outstanding stock of each PHC (such agreements, the "PHC Proxy and Indemnification Agreements"; together with the Stockholders' Agreement and the PHC Merger Agreements, the "Lock-Up Agreements"). A copy of the Merger Agreement, the Stockholders' Agreement, the PHC Merger Agreements and the PHC Proxy and Indemnification Agreements are filed as Exhibits (c)(2), (c)(3), (c)(4), (c)(5),(c)(6) and (c)(7) to this Schedule
14D-9 and are hereby incorporated by reference. The Merger Agreement, the Stockholders' Agreement, the PHC Merger Agreements and the PHC Proxy and Indemnification Agreements are also summarized in Section 11 of the Offer to Purchase and such summaries are incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

    (a)The Company Board of Directors met to consider the proposed structure for a possible business combination with the Purchaser and to consider the terms of the Offer at meetings held on May 12, 13, 14 and 15, 1998. At its meeting held on May 15, 1998, the Company Board determined that the Offer and the Merger were advisable and were fair to and in the best interests of the Company stockholders, approved the Offer and the Merger and agreed to recommend the acceptance of the Offer to the Company's stockholders. A copy of the letter to the stockholders of the Company dated May 21, 1998 from David L. Nichols, Chairman of the Board, containing the recommendation of the Company Board, is filed as Exhibit (a)(1) hereto and is incorporated herein by reference.

    As set forth in the Purchaser's Offer to Purchase, the Purchaser will purchase Shares tendered prior to the close of the Offer if there are validly tendered and not properly withdrawn prior to the expiration date of the Offer a number of Shares which, together with any Shares owned, directly or indirectly, by the Parent or the Purchaser, constitutes more than 50% of the voting power (determined on a fully-diluted basis), of all securities of the Company entitled to vote generally in the election of directors or in a merger (the "Minimum Condition") and all conditions to the Offer have been satisfied. Stockholders considering not tendering their Shares in order to wait for the Merger should note that the Purchaser is not obligated to purchase any Shares, and can terminate the Offer and the Merger Agreement and not proceed with the Merger, if fewer than a majority of the outstanding Shares are tendered or otherwise acquired, directly or indirectly, by the Parent or the Purchaser prior to the expiration of the Offer or if any of the other Offer Conditions are not satisfied. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Friday, June 19, 1998, unless the Offer is extended. However, so long as the Merger Agreement is in effect and all of the Offer Conditions are satisfied other than the Minimum Condition and the expiration or termination of the waiting period applicable under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amend (the "HSR Act"), then, at the Company's request the Purchaser, at its option, may extend the Offer until the earlier of (1) such time as such conditions are satisfied or waived, and (2) the date chosen by the Company which shall not be later than (x) the Outside Date (as defined herein), or (y) the earliest date on which the Company reasonably believes such condition will be satisfied; provided, that the Company may request further extensions up until the Outside Date if the Offer Conditions involving the HSR Act and the Minimum Condition are still the only Offer Conditions not satisfied unless the Merger Agreement has been terminated. The Outside Date means the latest of (I) 70 days following the date of the Merger Agreement or (II) the date that the condition to the Offer requiring the expiration or termination of any applicable waiting periods under the HSR Act shall have been satisfied for a period of 10 business days; provided that in no event shall the Outside Date be later than January 31, 1999. A copy of the press release issued by the Company announcing the Merger and the Offer is filed as Exhibit (a)(2) hereto and is incorporated herein by reference.

    (b)During the past several years, the Board of Directors has reviewed the dynamics of the department store industry, the Company's position in the industry and the possible strategic alternatives available to the Company. As a result of this review, various Board members have from time to time had discussions with other department store companies regarding strategic alternatives, including a possible business combination transaction.

    On Tuesday, February 3, 1998, at a Board of Directors meeting, representatives of Goldman, Sachs & Co. ("Goldman Sachs") made a presentation to the Board regarding the department store industry. Goldman Sachs reviewed positive department store industry dynamics as well as challenges facing the industry. Goldman Sachs also discussed the various strategic alternatives available to industry participants, including internal growth, strategic acquisitions, and a sale to a strategic buyer. The Board requested Goldman Sachs to work with management of the Company to review the strategic alternatives available and report back to the Board of Directors.

    On Thursday, February 26, 1998, the Board met with representatives of Goldman Sachs who reviewed with the Board various strategic alternatives available to the Company. Goldman Sachs also reviewed the Company's historical and projected operating performance on a stand-alone basis. Goldman Sachs also discussed the risks and benefits of a strategic combination with other companies. Representatives of the Milliken family on the Board indicated that, if the Company determined to pursue a strategic transaction, the Milliken family (which controls directly or indirectly approximately 40% of the Shares) preferred a transaction in which stockholders that so elected would receive stock consideration on a tax-free basis. After a discussion of the strategic alternatives available to the Company, the Board determined it would explore the potential of a strategic combination with certain companies. The Board authorized Goldman Sachs to contact four department store companies and to determine whether such companies would be interested in pursuing a strategic combination with the Company.

    In early April 1998, Morgan Stanley, the financial advisor to Parent, contacted representatives of the Company to discuss Parent's interest in pursuing a potential acquisition of the Company. In response to the inquiry, representatives of the Company informed Parent that it was not prepared to discuss a potential transaction with Parent at that time.

    As a result of contacting the four identified companies, Goldman Sachs received, on April 28, 1998, a proposal to acquire the Company from one of the four (the "Initial Bidder"). The Board met on April 30,

1998 and May 1, 1998 to discuss the proposal. The Board rejected the proposal, but authorized Goldman Sachs to discuss the proposal with the Initial Bidder and attempt to negotiate an acceptable proposal.

    On May 4, 1998, representatives of the Milliken family indicated that the Milliken family would consider supporting either a tax-free or a taxable transaction. Goldman Sachs was instructed to communicate this change in circumstances to the four identified companies. In addition, Goldman Sachs was instructed to contact Parent and invite it to submit a definitive proposal to acquire the Company.

    On May 4, 1998, Goldman Sachs called Morgan Stanley to inform them that the Company was currently engaged in substantive negotiations with a third party with respect to the sale of the Company and that if Parent was interested that the Company would provide Parent with an opportunity to participate in the sale process.

    On May 7, 1998, the parties concluded that to make a meaningful assessment of the benefits of a potential transaction, Parent would need to review confidential information and on such date the parties entered into the Parent Confidentiality Agreement.

    On May 8-9, 1998, officers of the Parent and Parent's legal and financial advisors continued Parent's due diligence review of the Company and commenced the review of the Company's nonpublic information in a data room. On May 9, 1998, the executive officers of the Company delivered a management presentation to the executive officers and legal and financial advisors of Parent.

    On May 12, 1998, Morgan Stanley, on behalf of Parent, informed Goldman Sachs that Parent was prepared to pursue the transaction at $78 per share.

    On May 13, 1998, representatives of the Company met with representatives of the Initial Bidder to discuss the Initial Bidder's proposal. The Company representatives encouraged the Initial Bidder to submit an improved proposal. On May 14, 1998, the Initial Bidder submitted a revised proposal.

    On May 14, 1998, the legal advisors to Parent and the Company met to negotiate the terms of the Merger Agreement and the related agreements and the Company encouraged Parent to increase its bid to $80 per Share. Morgan Stanley informed Goldman Sachs that Parent was prepared to offer $80 a share for the Company if it would negotiate a transaction with Parent on an exclusive basis for a period of 48 hours. The Board of Directors determined that the $80 proposal was superior to the revised proposal from the Initial Bidder and agreed to enter into exclusive negotiations with Parent for 48 hours. Representatives of the Company informed the Initial Bidder that the Company was required to cease negotiations with the Initial Bidder regarding a proposal.

    On May 14-15, 1998, the parties' legal and financial advisors negotiated the terms of the Merger Agreement and related documents.

    On May 15, 1998, the Board discussed the results of the negotiation and, after considering reports from management and the Company's legal and financial advisors (including Goldman Sachs' financial analysis and its delivery of an oral fairness opinion), the Board of Directors unanimously determined that the Offer and the Merger would be in the best interests of the Company and its stockholders, approved the Offer and the Merger and recommended that stockholders of the Company accept the Offer as set forth above.

    Following approval of the Board of Directors of the Company and Parent, on May 16, 1998, the Company, Parent and Purchaser entered into the Merger Agreement and the related agreements.

    In reaching the determinations described above, the Board of Directors of the Company considered a number of factors, including the following:

    (1) The financial condition, results of operations, business, prospects and strategic objectives of the Company, as well as the risks involved in achieving those prospects and objectives in the department store industry with the current competitive market conditions. The Board believes, on the basis of its familiarity with such matters, that the consideration to be received by the Company stockholders in the transaction fairly reflects the Company's intrinsic value.

    (2) The projected financial condition, results of operations and prospects of the Company.

    (3) The industry trend of the last several years of accelerated consolidations in the retail department store industry and the view that this trend would continue to pose a potential strategic risk to the Company.

    (4) The detailed financial and valuation analyses presented to the Board of Directors by Goldman Sachs.

    (5) The fact that the $80 per Share to be received by the Company's stockholders in both the Offer and the Merger represents a premium over the closing market price of $73 5/16 per Share on May 15, 1998 (the trading day prior to the announcement of the Merger and a substantial premium over the closing market price of $60 5/8 per Share on February 2, 1998 (the trading day prior to the Goldman Sachs initial presentation of strategic alternatives to the Board).

    (6) The results of the discussions (described above) held with other parties as to possible transactions, including the fact that Parent's proposal was determined to be superior to the other proposal received by the Company.

    (7) The oral opinion of Goldman Sachs, subsequently affirmed in writing on May 16, 1998, that, as of such date and based upon and subject to the various considerations set forth in its opinion, the $80 per Share in cash to be received by the holders of Shares, other than Parent and Purchaser in the Offer and the Merger is fair from a financial point of view to such holders. The full text of the written opinion of Goldman Sachs, dated as of May 16, 1998, which sets forth assumptions made, procedures followed, matters considered and limits on the review undertaken, is attached as an exhibit to this statement. The Company's stockholders should read this opinion in its entirety.

    (8) The relationship of the Offer price to historical market prices of the Shares and to the Company's book value and net asset value per Share.

    (9) The terms and conditions of the Merger Agreement and the course of the negotiations resulting in the execution thereof (including the terms of the Merger Agreement that permit the Company's Board of Directors, in the exercise of its fiduciary duties and subject to certain conditions, to furnish information to or enter into discussions or negotiations with, any third party that makes an unsolicited bona fide proposal in writing to acquire the Company pursuant to a merger, consolidation, share exchange, purchase of a substantial portion of the assets, business combination or other similar transaction (although the Company is not permitted by the Merger Agreement to initiate, solicit or encourage any third party bids), and under certain circumstances to terminate the Merger Agreement). The Board of Directors noted that the Merger Agreement provides that, under certain circumstances involving a completed or prospective third party transaction, the Company would be obligated to pay the Parent up to $88.3 million.

    (10) The likelihood that the Offer and Merger would be consummated, including the likelihood of satisfaction of the regulatory approvals required pursuant to, and the other conditions to the Offer and the Merger contained in, the Merger Agreement, the experience, reputation and financial condition of the Parent and the risks to the Company if the Offer and Merger were not consummated.

    (11) The decision by the Locked-Up Stockholders to enter into the Stockholders' Agreement and other Lock-Up Agreements pursuant to which, among other things, such stockholders have agreed to support the transaction with Parent.

    (12) The recommendation of the Company's management with respect to the proposed acquisition.

    Goldman Sachs' opinion is directed only to the fairness of the consideration to be received by the holders of Shares from a financial point of view to such holders and does not constitute a recommendation as to whether or not any holder of Shares should tender his or her shares pursuant to the Offer or as to how any holder of Shares should note with respect to the Merger. The summary of the opinion of Goldman Sachs set forth in this statement is qualified in its entirety by reference to the full text of such opinion.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

    Goldman Sachs is acting as the Company's financial advisor in connection with the Offer and the Merger. Pursuant to their agreement with the Company, Goldman Sachs is entitled to a transaction fee of approximately $8.9 million which shall become payable upon consummation of the transactions contemplated by the Merger Agreement. In addition, whether or not the Offer or the Merger is completed, the Company has agreed to reimburse Goldman Sachs periodically for reasonable out-of-pocket expenses, including the fees and disbursements of its counsel, and to indemnify Goldman Sachs against certain expenses and liabilities incurred in connection with its engagement, including liabilities under federal securities laws.

    Goldman Sachs has previously rendered certain investment banking and financial advisory services to the Company and Parent and certain of its affiliates, for which Goldman Sachs received customary compensation. Goldman Sachs may have other business relationships with the Company or Parent. Goldman Sachs in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivative securities of the Company or Parent for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

    Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

    (a) No transactions in the Common Stock of the Company have been effected in the past 60 days by the Company or any affiliate or subsidiary of the Company, or, to the best knowledge of the Company, by any executive officer or director of the Company.

    (b) To the best knowledge of the Company, each executive officer and director of the Company currently intends to tender, pursuant to the Offer, all Shares which are held of record or beneficially owned by such person, except to the extent, if any, that the tender of Shares would subject such officers and directors to liability under Section 16 of the Exchange Act. Certain directors of the Company have entered into the Lock-Up Agreements.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

    (a) Except as described under Item 3(b), the Company is not engaged in any negotiations in response to the Offer which relate to or would result in: (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or
(iv) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as described under Item 4, there are no transactions, board resolutions, agreements in principle, or signed contracts in response to the Offer, other than those described under Item 3(b), which relate to or would result in one or more of the matters referred to in this Item 7.

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ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

    The information statement attached as Annex I hereto is being furnished in connection with the possible designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Company's Board of Directors other than at a meeting of the Company's stockholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    The following Exhibits are filed herewith:

(a)(1)     Recommendation Letter to the Stockholders of the Company, dated May 21, 1998, from
           David L. Nichols, Chairman of the Board of the Company.*

(a)(2)     Press Release issued by the Company announcing the Merger and the Offer.

(a)(3)     Opinion of Goldman Sachs dated May 16, 1998.*

(b)        None.

(c)(1)     "Stock Ownership of Certain Beneficial Owners," "Stock Ownership of Management,"
           "Management Remuneration," and "Transactions with Management and Others" sections of the Proxy Statement of the Company filed with the Commission on April 24, 1998.

(c)(2)     Agreement and Plan of Merger, dated May 16, 1998, by and among the Company,
           Dillard's, Inc. and MSC Acquisitions, Inc.

(c)(3)     Stockholders Agreement, dated May 16, 1998, by and between Dillard's, Inc. and certain Company Stockholders.

(c)(4)     Proxy and Indemnification Agreement, dated May 16, 1998, by and between Dillard's,
           Inc. and certain stockholders of Woodbank Mills, Inc.

(c)(5)     Proxy and Indemnification Agreement, dated May 16, 1998, by and between Dillard's,
           Inc. and certain stockholders of Minot Mercantile Corporation.

(c)(6)     Agreement and Plan of Merger, dated May 16, 1998, by and among Dillard's, Inc., WMI
           Acquisition, Inc. and Woodbank Mills, Inc.

(c)(7)     Agreement and Plan of Merger, dated May 16, 1998, by and among Dillard's, Inc., MMC
           Acquisition, Inc. and Minot Mercantile Corporation.

------------------------

*   Included in copies mailed to stockholders.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

                                MERCANTILE STORES COMPANY, INC.

                                By:             /s/ DAVID L. NICHOLS
                                     -----------------------------------------
                                                  David L. Nichols
                                     CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE
                                                      OFFICER

Dated: May 21, 1998

                                                                         ANNEX I

                        MERCANTILE STORES COMPANY, INC.
                                9450 SEWARD ROAD
                             FAIRFIELD, OHIO 45016

                            ------------------------

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER
                            ------------------------

             NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
           IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
                       NO PROXIES ARE BEING SOLICITED AND
               YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY
                            ------------------------

    This Information Statement is being mailed on or about May 21, 1998, as part of Mercantile Company Stores, Inc.'s (the "Company") Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") with respect to the tender offer by MSC Acquisitions, Inc. (the "Purchaser"), a wholly owned subsidiary of Dillard's, Inc. (the "Parent") to the holders of record of the Company's Common Stock, $.14 2/3 par value per share (the "Shares"). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by the Purchaser to a majority of the seats on the Board of Directors of the Company (the "Board"). The Merger Agreement provides that the Purchaser, upon purchase of Shares pursuant to the Offer, and from time to time thereafter, shall be entitled to designate up to such number of directors, rounded to the next whole number, on the Board as will give the Purchaser representation on the Board equal to the product of the total number of directors on the Board (giving effect to the directors to be elected pursuant to the Merger Agreement) multiplied by the percentage that the aggregate number of Shares beneficially owned by the Purchaser or any affiliate of the Purchaser bears to the total number of outstanding Shares then outstanding, and that the Company shall, at such time, promptly take all action necessary to cause the Purchaser designees to be so elected, including either increasing the size of the Board or securing the resignations of incumbent directors, or both. The Merger Agreement further provides that, at such times, the Company will use its reasonable best efforts to cause persons designated by the Purchaser to constitute the same percentage as is on the board of (i) each committee of the Board, (ii) each board of directors of each subsidiary of the Company and (iii) each committee of each such board, in each case only to the extent permitted by law. The Merger Agreement further provides that until the Purchaser acquires a majority of the outstanding shares on a fully diluted basis, the Company will use its reasonable best efforts to ensure that all members of the Board and such boards and committees as of the date of the Merger Agreement who are not employees of the Company shall remain members of the Board and such board and committees. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.

    You are urged to read this Information Statement carefully. You are not, however, required to take any action.

    The Offer to Purchase is scheduled to expire at 12:00 midnight, New York City time, on June 19, 1998, at which time, if all conditions to the Offer have been satisfied or waived, Purchaser has informed the Company that it intends to purchase all of the Shares validly tendered pursuant to the Offer and not properly withdrawn.

    Purchaser has informed the Company that it currently intends to choose the designees (the "Purchaser Designees") it has a right to designate to the Board pursuant to the Merger Agreement from the directors and executive officers of Parent listed in Schedule I of the Offer to Purchase, a copy of which is being mailed to the stockholders. The information with respect to such directors and officers in Schedule I is hereby incorporated herein by reference in its entirety. As of April 10, 1998, the ages of each such officers and directors are as follows:

William Dillard--83; Calvin N. Clyde, Jr.--77; Robert C. Connor--56; Drue Corbusier--51; Will D. David--68; Alex Dillard--48; Mike Dillard--46; William Dillard, II--53; James I. Freeman--48; John Paul Hammerschmidt--75; William B. Harrison, Jr.--54; John H. Johnson--80; E. Ray Kemp--73; Jackson T. Stephens--74; William H. Sutton--67 and Paul J. Schroeder, Jr.--50.

    It is expected that certain of the Purchaser Designees may assume office at any time following the purchase by Purchaser of a specified minimum number of Shares pursuant to the Offer, which purchase cannot be earlier than June 19, 1998, and that, upon assuming office, the Purchaser Designees will thereafter constitute at least a majority of the Board. This step will be accomplished at a meeting or by written consent of the Board providing that the size of the Board will be increased and/or sufficient numbers of current directors will resign such that, immediately following such action, the number of vacancies to be filled by Purchaser Designees will constitute at least a majority of the available positions on the Board. It is currently not known which of the current directors of the Company will resign. Purchaser has informed the Company that each of the directors and officers listed in Schedule I of the Offer to Purchase has consented to act as a director of the Company, if so designated.

    None of the executive officers and directors of Parent or Purchaser currently is a director of, or holds any position with, the Company. Except for Jack Stephens, who owns 3600 shares of the Company, the Company has been advised that, to the best knowledge of Parent and Purchaser (and except as contemplated by the Merger Agreement), none of Parent's or Purchaser's other directors or executive officers beneficially owns any equity securities, or rights to acquire any equity securities, of the Company and none has been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC")

    Notwithstanding the above, until the Effective Time the Company shall have at least three directors who were directors as of the date of the Merger Agreement and who are not officers of the Company (the "Independent Directors"). If the number of Independent Directors falls below three, the remaining Independent Directors (or if no Independent Directors remain the other directors) shall be entitled to designate persons who are not officers, stockholders or affiliates of the Company, Parent or Purchaser to fill the vacancies.

    Following the election of the Purchaser Designees and prior to the Effective Time, the approval of a majority of the Independent Directors or their successors will be required to authorize any amendment, or waiver of any terms or condition, of the Merger Agreement or the Certificate of Incorporation or By-Laws of the Company, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Purchaser or waiver or assertion of any of the Company's rights under the Merger Agreement, the awarding of the $3 million pursuant to the terms of the Company's incentive performance plan, and any other consent or action by the Board of Directors with respect to the Merger Agreement.

    The terms of the Merger Agreement, a summary of the events leading up to the Offer and the execution of the Merger Agreement and other information concerning the Offer and the Merger are contained in the Offer to Purchase and in the
Schedule 14D-9 of the Company with respect to the Offer, copies of which are being delivered to stockholders of the Company contemporaneously herewith. Certain other documents (including the Merger Agreement) were filed with the SEC as exhibits to the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") of Purchaser and as exhibits to the Schedule 14D-9. The exhibits to the
Schedule 14D-1 and the Schedule 14D-9 may be examined at and copies thereof may be obtained from the SEC in the manner set forth in Section 8 of the Offer to Purchase.

    No action is required by the stockholders of the Company in connection with the election of the Purchaser Designees to the Board. However, Section 14(f) of the Exchange Act requires the mailing to the Company's stockholders of the information set forth in this Information Statement prior to a change in a majority of the Company's directors otherwise than at a meeting of the Company's stockholders.

    The information contained in this Information Statement concerning Parent, Purchaser and the Purchaser Designees has been furnished to the Company by such persons, and the Company assumes no responsibility for the accuracy or completeness of such information. The principal executive offices of Parent and Purchaser are located at 1600 Cantrell Road, Little Rock, Arkansas 72201.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

    At the close of business on May 15, 1998, there were issued and outstanding 36,887,475 shares of Company Common Stock, excluding Company Common Stock held by the Company, each share being entitled to one vote upon matters to be voted upon at a stockholders meeting. There are no other voting securities outstanding. The table below sets forth certain information as of March 31, 1998 regarding the beneficial ownership of Company Common Stock, excluding Common Stock held by the Company, by (i) each person known by the Company to own beneficially more than 5% of its outstanding shares of Company Common Stock,
(ii) each director of the Company, (iii) the five executive officers of the Company named in the Summary Compensation Table and (iv) all executive officers and directors of the Company as a group.

                  STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

    The following table sets forth information concerning beneficial owners of more than 5% of the Company's common stock, as reported by such beneficial owners:

NAME AND ADDRESS OF                                    AMOUNT OF COMMON STOCK AND
BENEFICIAL OWNER                                     NATURE OF BENEFICIAL OWNERSHIP                PERCENT OF CLASS
--------------------------------------  ---------------------------------------------------------  -----------------
Minot Mercantile Corporation                                   10,484,875                                28.53
1209 Orange Street                                               Direct
Wilmington, Delaware 19801

Minot Mercantile Corporation                                  14,896,521(2)                              40.54
  and others joint disclosure(1)                           Direct and Indirect
c/o 1209 Orange Street
Wilmington, Delaware 19801

Scudder Kemper Investments, Inc.                              3,241,980(3)                               8.82
345 Park Avenue
New York, NY 10154

------------------------

(1) Please see the notes following the Stock Ownership of Management Table for an explanation of this stock ownership. By definition of the Securities and Exchange Commission, the persons involved in this joint disclosure may be deemed to be "beneficial owners" of Purchaserstantial quantities of this stock. Except as otherwise set forth herein, such persons disclaim admission of beneficial ownership of these securities.

(2) These shares include the shares reported directly above by Minot Mercantile Corporation and 27,413 shares (.07%) owned by Woodbank Mills, Inc. owner of 49.6% of the common stock of Minot Mercantile Corporation.

(3) Based upon information as of December 31, 1997 set forth in a Schedule 13G filing dated February 12, 1998. According to the filing, Scudder Kemper Investments, Inc., a registered investment adviser, has sole and shared voting power with respect to 755,255 and 2,284,830 of such shares, respectively, and sole and shared depositive power with respect to 3,233,850 and 8,130 of such shares, respectively, which are held of record by its clients.

                         STOCK OWNERSHIP OF MANAGEMENT

    The following table sets forth information concerning beneficial ownership of Company Common Stock by (i) each director of the Company, (ii) the five executive officers of the Company named in the Summary Compensation Table and
(iii) all executive officers and directors of the Company as a group.

                                                            AMOUNT OF COMMON STOCK
                                                              BENEFICIALLY OWNED
                                               -------------------------------------------------    PERCENT OF
NAME                                                   DIRECTLY                INDIRECTLY              CLASS
---------------------------------------------  ------------------------  -----------------------  ---------------
H. Keith H. Brodie, M.D......................           1,000                     none                   *
John A. Herdeg...............................           2,125                     none                   *
Thomas J. Malone.............................            600                      none                   *
Gerrish H. Milliken..........................          378,037            (see notes 1 and 11)          1.3
                                                     (see note 1)
                                                       101,063
                                                  (life interest in
                                                       trusts)
Minot K. Milliken............................          400,119            (see notes 2 and 11)         2.33
                                                     (see note 2)
                                                       454,536
                                                  (life interest in
                                                       trusts)
Roger Milliken...............................         4,220,254           (see notes 3 and 11)         11.81
                                                     (see note 3)
                                                       121,560
                                                  (life interest in
                                                       trusts)
David L. Nichols.............................           7,812                     4,658                  *
                                                     (see note 4)
Lawrence R. Pugh.............................            500                      none                   *
Francis G. Rodgers...........................           2,750                     none                   *
Roger K. Smith...............................           75,939                    none                   *
                                                     (see note 5)
Randolph L. Burnette.........................           2,250                     5,287                  *
                                                     (see note 6)
William A. Carr..............................           2,462                     1,190                  *
                                                     (see note 7)
James M. McVicker............................           5,657                     1,690                  *
                                                     (see note 8)
Kathryn M. Muldowney.........................           1,000                     1,115                  *
                                                     (see note 9)
All Directors and Executive Officers.........         4,488,085                10,527,650              40.86
                                                    (see note 10)

------------------------

*   Less than one percent

    There is included in the above figures, with respect to each director and executive officer listed (and all directors and executive officers as a group) the number of shares, if any, credited to each director's and executive officer's account in the Savings, Profit Sharing and Supplemental Retirement Plan and those held in the name of his or her spouse and their minor children. Each director and executive officer, however, disclaims any admission of beneficial ownership of any securities included herein held in the name of his or her spouse or their minor children.

Notes:  1. Gerrish H. Milliken is the beneficial owner of 378,037 shares of the common stock of the Company as a trustee of certain trusts.

       2. Minot K. Milliken is the beneficial owner of 400,119 shares of the common stock of the Company as a trustee and an advisor of certain trusts.

       3. Roger Milliken is the beneficial owner of 4,220,254 shares of the common stock of the Company as a trustee and an advisor of certain trusts.

       4. Includes 5,000 shares which are subject to options presently exercisable or exercisable within 60 days.

       5. Roger K. Smith is the beneficial owner of 65,803 shares of the common stock of the Company as a trustee of certain trusts.

       6. Reflects 2,250 shares which are subject to options presently exercisable or exercisable within 60 days.

       7. Includes 500 shares which are subject to options presently exercisable or exercisable within 60 days.

       8. Includes 2,250 shares which are subject to options presently exercisable or exercisable within 60 days.

       9. Reflects 1,000 shares which are subject to options presently exercisable or exercisable within 60 days.

      10. Includes 12,500 shares which are subject to options presently exercisable or exercisable within 60 days.

      11. Minot K. Milliken is the cousin of Roger Milliken and Gerrish H. Milliken, who are brothers. The shares listed as beneficially owned by each of Gerrish H. Milliken, Minot K. Milliken and Roger Milliken include shares listed as beneficially owned by one or both of the other two. The overall figures for all officers and directors as a group and the figures included below in this note eliminate the duplication of numbers and percentages of shares. Each of Gerrish H. Milliken, Minot K. Milliken and Roger Milliken may be deemed to be a controlling person of, and therefore may be deemed to be the beneficial owner of, and to share the power to direct the voting and/or the disposition of, common stock of the Company held by Minot Mercantile Corporation and Woodbank Mills, Inc. Gerrish H. Milliken, Minot K. Milliken and Roger Milliken together with Minot Mercantile Corporation and Woodbank Mills, Inc. owned beneficially a maximum of 14,896,521 shares (40.54%) of the common stock of the Company

                        DIRECTORS AND EXECUTIVE OFFICERS

    CURRENT AND CONTINUING DIRECTORS. The following table sets forth certain information as of April 24, 1998 with respect to the current directors of the
Company:

    John A. Herdeg--Age 60, Director since 1980. Attorney at Law; member of the Audit Committee; Chairman of the Board of Christiana Bank & Trust Company.

    Thomas J. Malone--Age 59, Director since 1989. President, Chief Operating Officer and director of Milliken & Company, manufacturer of textile products; member of the Audit Committee.

    Roger Milliken--Age 82, Director since 1939. Chairman and Chief Executive Officer of Milliken & Company, manufacturer of textile products; member of the Audit, Compensation and Nominating Committees; director of Minot Mercantile Corporation and Woodbank Mills, Inc. (see note 11 to "Stock Ownership of Management").

    Francis G. Rodgers--Age 71, Director since 1987. Author and lecturer; former Vice President-Marketing, International Business Machines Corporation; member of the Compensation Committee;

director of Milliken & Company, manufacturer of textile products, and director of Bergen Brunswig Corporation and Dialogic Corp.

    Gerrish H. Milliken--Age 80, Director since 1951. Director Emeritus of Milliken & Company, manufacturer of textile products; director of Minot Mercantile Corporation and Woodbank Mills, Inc. (see note 11 to "Stock Ownership of Management").

    David L. Nichols--Age 56, Director since 1992. Chairman of the Board and Chief Executive Officer of the Company; director of The Andersons, Inc., a diversified agribusiness and retailing company, and the Federal Reserve Bank of Cleveland.

    Lawrence R. Pugh--Age 65, Director since 1996. Chairman of VF Corporation, apparel manufacturer and marketer; former Chief Executive Officer of VF Corporation; member of the Compensation Committee; director of Milliken & Company, manufacturer of textile products and UNUM Corporation, an insurance company.

    H. Keith H. Brodie, M.D.--Age 58, Director since 1987. President Emeritus of Duke University; member of the Audit, Compensation and Nominating Committees; director of Milliken & Company, manufacturer of textile products.

    Minot K. Milliken--Age 82, Director since 1943. Director Emeritus of Milliken & Company, manufacturer of textile products; member of the Compensation Committee; director of Minot Mercantile Corporation and Woodbank Mills, Inc. (see note 11 to "Stock Ownership of Management").

    Roger K. Smith--Age 38, Director since 1991. Product Line Marketing Manager, Analog Devices, Inc., manufacturer of semiconductors; member of the Nominating Committee; director of Milliken & Company, manufacturer of textile products.

    The Board has standing audit, compensation and nominating committees that are composed of directors of the Company. The members of the Audit Committee are
H. Keith H. Brodie, M.D., John A. Herdeg, Thomas J. Malone and Roger Milliken. The functions of the Audit Committee include engaging and discharging auditors; reviewing with the auditors and management the Company's policies and procedures with respect to internal auditing, accounting and financial controls; reviewing with the independent auditors, upon completion of their audit, their report or opinion and any recommendations they may have for improving internal accounting controls, choice of accounting principles or management systems; and meeting with the Company's financial staff at least two times a year to discuss internal accounting and auditing procedures.

    The members of the Compensation Committee are H. Keith H. Brodie, M.D., Minot K. Milliken, Roger Milliken, Lawrence R. Pugh and Francis G. Rodgers. The functions of the Compensation Committee include reviewing the compensation of the Company's executive officers and recommending changes in such compensation.

    The members of the Nominating Committee are H. Keith H. Brodie, M.D., Roger Milliken and Roger K. Smith. The functions of the Nominating Committee include identifying potential candidates for appointment or election as directors, reviewing and making recommendations regarding the criteria for Board membership and proposing nominees for election at the annual meeting and candidates to fill Board vacancies.

    During the fiscal year ended January 31, 1997, the Board held a total of eight regularly scheduled meetings, the Audit Committee held two meetings, the Compensation Committee held three meetings and the Nominating Committee held one meeting. Each director attended at least 75% of the Board meetings and meetings of any committee of which he was a member.

    All directors who are not also officers of the Company receive $16,000 per annum for serving on the Board. All directors receive a standard fee of $3,000 for each board meeting attended and $1,000 for each

Committee meeting attended, plus the payment of expenses incurred in connection therewith. In addition, all members of each Committee receive $3,000 as yearly compensation.

    EXECUTIVE OFFICERS. Set forth below is the age at March 31, 1998 and certain other information concerning each person, including their principal occupations and positions for the past five years, currently serving as an executive officer of the Company.

    DAVID L. NICHOLS--Age 56, Chairman of the Board and Chief Executive Officer since 1992. Mr. Nichols serves as director of The Andersons, Inc., a diversified agribusiness and retailing company, and the Federal Reserve Bank of Cleveland.

    JAMES M. MCVICKER--Age 51, was elected Senior Vice President and Chief Financial Officer in December 1994 (Vice President and Chief Financial Officer in May 1993) and prior to that time was Treasurer or Assistant Treasurer from January 1990.

    RANDOLPH L. BURNETTE--Age 56, was elected Senior Vice President of Real Estate in April 1997 (Vice President of Real Estate in January 1995 and Vice President of Planning in March 1994) and prior to that time was Director of Merchandise Planning from August 1992.

    WILLIAM A. CARR--Age 59, was elected Secretary in June 1996 and Treasurer in March 1994 and prior to that time was Controller.

    KATHRYN M. MULDOWNEY--Age 39, was elected Vice President and Chief Information Officer in December 1996 and prior to that time was Controller from March 1994 and previously was Director of Strategic Planning from March 1993.

    LOUIS L. RIPLEY--Age 46, was elected Vice President of Human Resources in February 1996 and prior to that time was Director of Human Resources and Management Development from February 1994 and previously was Director of Human Resources.

    DONALD L. RADCLIFF--Age 43, was elected Controller in December 1996 and prior to that time was Director of Accounting Operations from March 1994 and previously was Manager of Accounting Operations.

                             EXECUTIVE COMPENSATION

    The following table sets forth information regarding aggregate cash compensation, stock option awards and other compensation earned by the Company's Chief Executive Officer and the four other most highly compensated executive officers for services rendered in all capacities to the Company and its subsidiaries for the three years ended January 31, 1998.

SUMMARY COMPENSATION TABLE

                                                    ANNUAL COMPENSATION
---------------------------------------------------------------------------------------------------------------------------
                                FISCAL                                                      NUMBER OF
                                 YEAR                                  OTHER ANNUAL     SHARES UNDERLYING     ALL OTHER
NAME AND PRINCIPAL POSITION      ENDED      SALARY        BONUS        COMPENSATION          OPTIONS       COMPENSATION(A)
-----------------------------  ---------  ----------  -------------  -----------------  -----------------  ----------------

David L. Nichols.............   01/31/98  $  839,846  $     409,483      $       0             20,000         $   72,935
CHAIRMAN OF THE BOARD........   02/01/97  $  799,615  $     520,749      $       0                -0-         $   67,788
AND CHIEF EXECUTIVE..........   02/03/96  $  725,385  $     394,311      $       0                -0-         $   58,925
OFFICER

James M. McVicker............   01/31/98  $  424,942  $     188,947      $       0              9,000         $   24,500
SENIOR VICE PRESIDENT........   02/01/97  $  409,769  $     242,622      $       0                -0-         $   23,084
AND CHIEF FINANCIAL..........   02/03/96  $  361,038  $     219,655(b)     $       0              -0-         $   19,833
OFFICER

Randolph L. Burnette.........   01/31/98  $  313,269  $     140,043      $       0              9,000         $   18,013
SENIOR VICE PRESIDENT OF.....   02/01/97  $  296,538  $     177,528      $       0                -0-         $   16,571
REAL ESTATE..................   02/03/96  $  274,231  $     155,306      $       0                -0-         $   13,672

William W. Carr..............   01/31/98  $  255,000  $     103,424      $       0              2,000         $   14,343
TREASURER AND SECRETARY......   02/01/97  $  255,000  $     135,809      $       0                -0-         $   12,067
                                02/03/96  $  263,269  $      74,025      $       0                -0-         $   11,275

Kathryn M. Muldowney.........   01/31/98  $  200,000  $      81,117      $       0              4,000         $   10,956
VICE PRESIDENT AND CHIEF.....   02/01/97  $  182,116  $      98,528      $       0                -0-         $   10,488
INFORMATION OFFICER..........   02/03/96  $  140,769  $     103,862      $       0                -0-         $    6,925

    (a) All Other Compensation is comprised of the Company's matching contributions under the Company's Savings, Profit Sharing and Supplemental Retirement Plan and the Company's Non-Qualified Savings, Profit Sharing and Supplemental Retirement Plan. Also includes $23,000, $24,000, and $21,000 paid to Mr. Nichols for Board of Directors' meetings during the fiscal years ended January 31, 1998, February 1, 1997, and February 3, 1996, respectively.

    (b) Includes a special bonus in the amount of $25,000 for additional services recognized by the Board of Directors.

OPTION GRANTS TABLE

    The following table sets forth information regarding options granted during the fiscal year ended January 31, 1998 by the Company to each of the named executive officers:

                                                                                               POTENTIAL REALIZABLE VALUE AT
                                        NUMBER OF     % OF TOTAL                               ASSUMED ANNUAL RATES OF STOCK
                                       SECURITIES       OPTIONS                                PRICE APPRECIATION FOR OPTION
                                       UNDERLYING     GRANTED TO     EXERCISE OR                          TERM(B)
                                         OPTIONS     EMPLOYEES IN    BASE PRICE   EXPIRATION   ------------------------------
                                       GRANTED(A)     FISCAL YEAR    (PER SHARE)     DATE           5%              10%
                                       -----------  ---------------  -----------  -----------  -------------  ---------------
David L. Nichols.....................      20,000          20.94%     $   48.06     4/18/2007  $  604,494.00  $  1,531,905.00
James M. McVicker....................       9,000           9.42%     $   48.06     4/18/2007  $  272,022.00  $    689,357.00
Randolph L. Burnette.................       9,000           9.42%     $   48.06     4/18/2007  $  272,022.00  $    689,357.00
William A. Carr......................       2,000           2.09%     $   48.06     4/18/2007  $   60,449.00  $    153,191.00
Kathryn M. Muldowney.................       4,000           4.19%     $   48.06     4/18/2007  $  120,899.00  $    306,381.00

------------------------

(a) One-fourth of these options vested on April 20, 1998, and an additional one-fourth will vest on April 20, 1999, April 18, 2000 and April 18, 2001.

(b) The potential realizable value of the options reported was calculated by assuming 5% and 10% compounded annual rates of appreciation of the common stock from the date of grant of the options until the expiration of the options, based on the market price on the date of grant. These assumed annual rates of appreciation were used in compliance with the rules of the Securities and Exchange Commission and are not intended to forecast future price appreciation of the common stock.

FISCAL YEAR END OPTION VALUE TABLE

    The following table sets forth information regarding the aggregate number and value of options held by the named executive officers as at January 31, 1998. No options were exercised by any of the named executive officers in 1997:

                                                                    NUMBER OF SHARES
                                                             UNDERLYING UNEXERCISED OPTIONS        VALUE OF UNEXERCISED
                                                                                                   IN-THE-MONEY OPTIONS
                                                                  AT JANUARY 31, 1998             AT JANUARY 31, 1998(1)
                                                            --------------------------------  ------------------------------
NAME                                                           EXERCISABLE     UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
----------------------------------------------------------  -----------------  -------------  ---------------  -------------
David L. Nichols..........................................              0           20,000       $       0     $  228,800.00
James M. McVicker.........................................              0            9,000       $       0     $  102,960.00
Randolph L. Burnette......................................              0            9,000       $       0     $  102,960.00
William A. Carr...........................................              0            2,000       $       0     $   22,880.00
Kathryn M. Muldowney......................................              0            4,000       $       0     $   45,760.00

------------------------

(1) The closing price for the Company's common stock on the New York Stock Exchange on January 30, 1998 was $59.50 per share. Value is calculated on the basis of the difference between the respective option exercise prices and $59.50, multiplied by the number of shares of common stock underlying the respective options.

REPORT OF THE COMPENSATION COMMITTEE

    GENERAL. The Compensation Committee of the Board of Directors (the "Committee") is composed of five outside directors. The current members of the Committee are H. Keith H. Brodie, M.D., Minot K. Milliken, Roger Milliken, Lawrence R. Pugh and Francis G. Rodgers. As part of its duties, the Committee reviews and recommends to the Board of Directors compensation levels for the Company's executive officers.

    The Company's compensation program reflects the philosophy that executive compensation levels should be linked to Company performance and also be competitive within the retail industry. Historically, the Company has structured compensation principally through base annual salary and year-end bonuses. With the adoption of the Company's 1996 Stock Option Plan, the Company's compensation program now includes an equity incentive component. The Committee recognizes that compensation in excess of $1 million paid to the Company's Chief Executive Officer does not presently qualify for deduction by the Company for federal income tax purposes under Section 162(m) of the Internal Revenue Code, but believes that the non-deductible portion is not material. Moreover, the Committee believes that it is important to maintain the flexibility to compensate executive officers in a manner consistent with the stated philosophy of performance-linked and competitive compensation designed to maximize stockholder value, notwithstanding that some portion of such compensation may not be deductible by the Company.

    BASE SALARIES. Base salaries for the Company's executives are determined by evaluating the responsibilities of the position and the experience of the individual, and by reference to the competitive marketplace. The Company seeks to target base salaries within the median salary level for comparable executive positions.

    ANNUAL BONUSES. The Company has a Pay-for-Performance year-end bonus program designed to reward management and other key executives for Company performance. Under the program, bonuses are awarded based upon the achievement of pre-defined Company and business unit performance measurements as determined by the Board. For 1997, with respect to each executive officer named in the SUMMARY COMPENSATION TABLE, bonuses were based on a weighted average performance barometer which included pre-tax store profits, total sales, inventory turnover and operating expense ratios. The bonuses reported in the SUMMARY COMPENSATION TABLE reflect the fact that the weighted average Company performance targets for 1997 were 91.20% achieved.

    1996 STOCK OPTION PLAN. The 1996 Stock Option Plan (the "Stock Plan") is intended to enhance the Company's ability to attract and retain employees with valuable ability and experience and to furnish such personnel with incentives to improve operations and increase profits of the Company. In addition, options granted under the Stock Plan align the interests of executives with those of the stockholders, and thus provide the executives with additional incentive to maximize stockholder value. Options grants are made from time to time to executives whose contributions have or are expected to have a significant impact on the Company's long-term performance. The size of previous grants and the number of options held are not determinative of future grants. In 1997 options were granted to all seven of the Company's executive officers. Options are granted at a price equal to the fair market value of the Company's common stock on the date of grant, and, in general, vest in four equal increments over the four year period following the date of grant.

    COMPENSATION OF THE CHIEF EXECUTIVE OFFICER. The compensation of David L. Nichols, Chairman of the Board and Chief Executive Officer of the Company, is determined in accordance with the criteria set forth above.

    Mr. Nichols, who does not have an employment contract, received a salary increase in 1997 of approximately 5.0% to keep his salary within the median marketplace salary level for comparable executive positions and based on an evaluation of the other criteria set forth above under "Base Salaries." Mr. Nichols' bonus for 1997 was based upon the performance of the Company. As a participant in the Pay-for-Performance year-end bonus program, Mr. Nichols received a bonus for 1997 of $409,000 based on the achievement of 91.20% of the weighted average Company performance targets. In addition, Mr. Nichols was awarded options to purchase 20,000 shares of the Company's Common Stock under the Stock Plan.

       H. Keith H. Brodie, M.D.      Minot K. Milliken      Roger Milliken

                Lawrence R. Pugh               Francis G. Rodgers

PERFORMANCE GRAPH

    Set forth below is a line graph comparing, over the last five fiscal years, the Company's cumulative total return to stockholders with (i) the Standard & Poor's 500 Composite Stock Price Index and (ii) the Standard & Poor's Retail Department Stores Composite Index.

                        MERCANTILE STORES COMPANY, INC.
                COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN*
                   FEBRUARY 1, 1993 THROUGH JANUARY 31, 1998
EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

           MERCANTILE STOCK  S&P RETAIL DEPARTMENT    S&P 500 INDEX
1992                    100                     100              100
1993                 116.72                  109.96           111.86
1994                  133.5                  101.07           112.48
1995                 146.29                  120.31           155.85
1996                 155.13                  128.02           196.86
1997                 192.36                  165.56           249.69


1992
1993
1994
1995
1996
1997
                     Assumes $100 invested on February 1, 1993 in
                                                       Mercantile

            common stock, S&P 500 index and S&P Retail Department
                                          Stores Composite Index.


1992
1993
1994
1995
1996
1997

            *Total return assumes re-investment
                                             of
                                     dividends.

PENSION PLANS

    The Company has maintained a noncontributory Pension Plan since 1945 which has been amended from time to time. The Plan is funded through contributions by the Company to the Plan trustee or appreciation of existing Plan assets. All employees (including officers) with one year of employment during which at least 1,000 hours were worked and who meet certain age requirements are participants. Normal retirement eligibility occurs at age 65 for participants in the Plan; however, early retirement at a reduced monthly benefit is available to employees who have reached the age of 60 and have at least 5 years of service (as defined). The retirement benefit is in the form of a level monthly payment for life. The benefit for service from February 1, 1976 to February 3, 1996 was determined based on the addition of .875% of each year's compensation up to the year's Taxable Wage Base (as defined) and 1.375% of compensation above such base up to, since 1989, the maximum annual limitation on compensation.

    The Plan was amended effective February 4, 1996 to provide pension benefits which are more commensurate with those prevalent in the competitive retail industry. The amendment adjusted the calculation formula benefits earned after February 3, 1996. The new formula includes a 2-tier service breakpoint for calculation purposes. Under the amended Plan, benefits for associates with up to 20 years of enrollment (as defined) are based on (i) .875% of annual compensation up to the year's Taxable Wage

Base, plus (ii) 1.875% of compensation above such base up to a compensation level of twice the Taxable Wage Base, plus (iii) 3.0% of compensation above such doubled Taxable Wage Base up to the maximum annual limitation on compensation ($160,000 during 1997). For associates with more than 20 years of enrollment, benefits are based on (i) 1.0% of annual compensation up the year's Taxable Wage Base, plus (ii) 2.5% of compensation above such base up to a compensation level of twice the Taxable Wage Base, plus (iii) 4.0% of compensation above such doubled Taxable Wage Base up to the maximum annual limitation on compensation.

    Benefits payable under the noncontributory Pension Plan are subject to maximum limitations under the Code. Payments to each employee, upon retirement, are made from a Trust Fund maintained by the trustee. The estimated annual benefits payable on normal retirement (without regard to maximum limitations under the Code) to the named executive officers are as follows: David L. Nichols, $673,509; James M. McVicker, $470,206; Randolph L. Burnette, $236,635; William A. Carr, $140,281; and Kathryn M. Muldowney, $352,258.

    The Company also maintains a Nonqualified Salaried Pension Plan to provide benefits to employees in an amount equal to the amount by which an employee's benefits under the Pension Plan were reduced because of limitations imposed on tax exempt plans by the Internal Revenue Code. For the fiscal year ended January 31, 1998, there were charges against the earnings of the Company with respect to such plan for the named executive officers in the aggregate amount of $454,797.

SEVERANCE PROTECTION AGREEMENTS

    The Company has entered into severance protection agreements with each of James M. McVicker, Randolph L. Burnette and Kathryn M. Muldowney (the "Executives") and David L. Nichols (the "CEO"). The agreements are designed to encourage the executives to carry out their duties with the Company in the event of a potential change in control of the Company.

    The agreements for the Executives provide that if within 24 months following a change in control (as defined in the agreements) of the Company, the Executive's employment is terminated either (i) by the Company or other than cause or disability or, (ii) by the Executive, for good reason, then such Executive will receive, in addition to base salary and bonus accrued through the date of termination, the greater of: (a) 2.99 times annual salary and bonus at the highest rate in effect during the one year period prior to the change in control less the cash compensation paid the Executive for services rendered from the date of change in control to the termination date, or (b) two weeks' compensation for every year of service with the Company at a level equal to salary and bonus at the highest rate in effect during the one year period prior to the change in control. The agreement with the CEO provides that if within 24 months following a change in control of the Company, the CEO's employment is terminated either (i) by the Company for other than cause or disability, or (ii) by the CEO for any reason whatsoever, then the CEO will receive in addition to base salary and bonus accrued through the date of termination, the greater of:
(a) $2,997,075, or (b) 2.99 times his annual salary and bonus at the highest rate in effect during the one year period prior to the change in control. In addition, each Executive and the CEO is entitled to: (i) receive all employment benefits for the remainder of, in the case of the Executives, the 24 month period, and in the case of the CEO, the 36 month period, following the change in control; (ii) a lump sum payment equal to the present value of the amount by which retirement benefits would have been larger had, in the case of the Executives, an additional two years, and in the case of the CEO, an additional three years, of credited service been completed; and (iii) legal fees and expenses reasonably incurred in enforcing the agreements.

    The Code imposes certain excise taxes on, and limits the deductibility of, certain compensatory payments made by a corporation to or for the benefit of certain individuals if such payments are contingent upon certain changes in the ownership or effective control of the corporation or the ownership of a substantial portion of the assets of the corporation provided that such payments to the individual have an aggregate present value in excess of three times the individual's annualized includible compensation for the base period, as defined in the Code. The agreements for the Executives provide that such severance payments shall be reduced to the extent necessary so that no such payments are subject to the excise tax. The CEO's agreement entitles him to receive an amount sufficient to offset any excise tax payable by the CEO pursuant to the provisions of the Code.

                 SECTION 16(A) BENEFICIAL REPORTING COMPLIANCE

    Section 16(a) of the Exchange Act requires the Company's officers and directors, and persons who own more than 10% of a registered class of the Company's equity securities, to file initial reports of ownership and reports of changes in ownership (Forms 3, 4 and 5) of Common Stock and other equity securities of the Company with the SEC and the New York Stock Exchange. Officers, directors and greater-than-10% beneficial holders are required by SEC regulation to furnish the Company with copies of all such forms that they file.

    To the Company's knowledge, based solely on the Company's review of the copies of such reports received by the Company and, if applicable, written representations from certain reporting persons, that no reports on Form 5 were required. The Company believes that during the fiscal year ended December 31, 1997, its officers, directors and greater-than-10% beneficial owners complied with all applicable Section 16(a) filing requirements.